Exhibit 12

United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,
(in millions)	2004	2003
Earnings:
Earnings before income taxes and accounting changes	$3,730	$3,073
Add: Interest expense	112	94
Add: One-third of rental expense (a)	171	169
Total earnings	$4,013	$3,336

Fixed Charges:
Interest expense	$112	$94
Interest capitalized	18	21
One-third of rental expense (a)	171	169
Total fixed charges	$301	$284

Ratio of Earnings to Fixed Charges	13.3	11.7

(a) Considered to be representative of interest factor in rental expense.